UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.       )*

MEDSOURCE TECHNOLOGIES, INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

58505Y103

(CUSIP Number)

RON SPARKS, CHIEF EXECUTIVE OFFICER
UTI CORPORATION
200 WEST 7TH AVENUE
COLLEGEVILLE, PENNSYLVANIA 19426
(610) 489-0300

COPY TO:

CHRISTOPHER J. WALSH
HOGAN & HARTSON L.L.P.
ONE TABOR CENTER
1200 SEVENTEENTH STREET, SUITE 1500
DENVER, COLORADO 80202
(303) 899-7300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

APRIL 27, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58505Y103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) UTI CORPORATION

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) NOT APPLICABLE. SEE ITEM 3.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization MARYLAND

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- SHARES OF COMMON STOCK

	8.	Shared Voting Power 7,087,724 SHARES OF COMMON STOCK

	9.	Sole Dispositive Power -0- SHARES OF COMMON STOCK

	10.	Shared Dispositive Power 7,087,724 SHARES OF COMMON STOCK

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,087,724

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.5%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of MedSource Technologies, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 110 Cheshire Lane, Suite 100, Minneapolis, Minnesota 55305.

Item 2.	Identity and Background

This Schedule 13D is being filed by UTI Corporation, a Maryland corporation (“Parent”). Parent provides integrated contract manufacturing services to medical device manufacturers worldwide in the cardiovascular, endoscopy and orthopedic markets.  Parent has its principal executive offices at 200 West 7th Avenue, Collegeville, Pennsylvania 19426.

The name, citizenship, principal occupation or employment, and business address of each of the directors and executive officers of Parent are set forth in Schedule I hereto.

During the last five years, neither Parent nor, to the best knowledge of Parent, any of the persons listed in Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On April 27, 2004, Pine Merger Corporation, a Delaware corporation (“Merger Sub”), Medical Device Manufacturing, Inc., a Colorado corporation and a wholly owned subsidiary of Parent (“Purchaser”), and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”). Upon the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with the applicable provisions of the Delaware General Corporation Law, Merger Sub will be merged with and into the Company (the “Merger”). The Company will be the surviving corporation in the Merger and will be a wholly owned subsidiary of Purchaser. The Merger Agreement is incorporated by reference to the Company’s current report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on April 28, 2004, as Exhibit 99.1 hereto.

Beneficial ownership of the shares of Common Stock, which are the subject of this Schedule 13D, may be deemed to have been acquired through the execution of voting agreements, each dated as of April 27, 2004 (collectively, the “Voting Agreements”), by and among Parent, Merger Sub and certain stockholders of the Company named on Annex A thereto and under Item 4 herein (collectively, the “Principal Stockholders”). The form of the Voting Agreements is incorporated by reference to the Company’s current report on Form 8-K filed with the SEC on April 28, 2004, as Exhibit 99.2 hereto. Parent has not paid to the Principal Stockholders any funds in connection with the execution of the Voting Agreements. The Voting

Agreements were entered into to induce Purchaser and Merger Sub to enter into, and in consideration for their entering into, the Merger Agreement.
Item 4.	Purpose of Transaction

The Voting Agreements were entered into simultaneously with, and as a condition to the willingness of Purchaser and Merger Sub to enter into, the Merger Agreement. Pursuant to the terms of the Voting Agreements, the Principal Stockholders have agreed to vote, and granted Parent an irrevocable proxy to vote, their shares of Common Stock (i) in favor of the Merger and adoption of the Merger Agreement, (ii) in favor of any other matter necessary for the consummation of the transactions contemplated by the Merger Agreement and (iii) against any of the following (to the extent such a vote, consent or approval is sought): (a) any Acquisition Proposal (as defined in the Voting Agreements) or other extraordinary corporate transaction involving the Company or its Subsidiaries (as defined in the Merger Agreement), other than the Merger; (b) a sale, lease, license or transfer of a material amount of assets of the Company or its Subsidiaries or a reorganization, recapitalization, dissolution, winding up or liquidation of the Company or its Subsidiaries; (c) any change in the management or board of directors of the Company, except as contemplated by the Merger Agreement or otherwise agreed to in writing by Purchaser; (d) any material change in the present capitalization or dividend policy of the Company; (e) any material change in the Company’s corporate structure, business, certificate of incorporation or bylaws (each as currently in effect); or (f) any action or agreement that would, to such Principal Stockholder’s knowledge, result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company under the Merger Agreement or which could result in any of the conditions to the Company’s obligations under the Merger Agreement not being fulfilled.

In addition, the Principal Stockholders agreed that, during the term of the Voting Agreements, they will not (i) sell, transfer, pledge, encumber, assign or otherwise dispose of (collectively, “Transfer”), or enter into any contract, option or other arrangement or understanding with respect to the Transfer by such Principal Stockholder of, any of their shares of Common Stock or offer any interest in any thereof to any Person (as defined in the Merger Agreement) other than pursuant to the terms of the Merger, provided that, however, each Principal Stockholder may sell such number of shares of Common Stock as required to satisfy any tax obligation arising out of the vesting of restricted stock awards, (ii) enter into any voting arrangement or understanding, whether by proxy, power of attorney, voting agreement, voting trust or otherwise with respect to their shares of Common Stock in connection with any Acquisition Proposal and agrees not to commit or agree to take any of the foregoing actions or (iii) take any action that would make any representation or warranty of such Principal Stockholder contained in the Voting Agreements untrue or incorrect or have the effect of preventing or disabling such Principal Stockholder from performing such Principal Stockholder’s obligations under the Voting Agreements.  The Principal Stockholders further agreed to execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments and to take all such other action as Parent and Merger Sub may reasonably request for the purpose of effectively carrying out the transactions contemplated by the Voting Agreements.

The Principal Stockholders are Richard J. Effress, Joseph Ciffolillo, Paul E. Fulchino, John Galiardo, William J. Kidd, William J. Kullback, T. Michael Long, Ross W. Manire, Carl S. Sloane, The 1818 Fund III, L.P., Dean Schauer, Marine Limited Partnership, Rolf Dahl, Daniel C. Croteau, William G. Ellerkamp, Ralph M. Polumbo, R. Richard Snider, Carla G. Kidd, River Edge Partners, Inc., Sand Dollar Partners, L.P., Catherine M. Kidd Trust, Cara E. Kidd Trust, Thomas C. Kidd Trust, Richard J. Effress Family Trust, Catherine M. Kidd Grantor Trust, William J. Kidd Grantor Trust and Mohegan Investments, LLC.

The address of John Galiardo is 56 Crooked Tree Lane, Princeton, New Jersey 08540.  The address of T. Michael Long and The 1818 Fund III, L.P. is 59 Wall Street, New York, New York 10005. The address of Carla G. Kidd is c/o Kidd & Company, LLC, Three Pickwick Plaza, Greenwich, Connecticut 06830. The address of each of the other Principal Stockholders is c/o MedSource Technologies, Inc., 110 Cheshire Lane, Suite 100, Minneapolis, Minnesota 55305.

Except as described above, Parent does not have any plans or proposals that would relate to any of the matters enumerated in clauses (a) through (j) of this Item 4.
Item 5.	Interest in Securities of the Issuer

(a) As of April 27, 2004, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of the provisions set forth in the Voting Agreements, Parent may be deemed to have acquired beneficial ownership of 7,087,724 shares of Common Stock (the “Shares”), constituting approximately 24.5% of the outstanding shares of Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any person named in Item 2 above or Schedule I hereto is the beneficial owner of the Shares for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(b) Parent does not have the sole power to vote or to direct the vote, or sole power to dispose or to direct the disposition of, any Shares. Parent has shared power to vote and to direct the vote, and has or may be deemed to have shared power to dispose of or direct the disposition of, the Shares as a result of the arrangements set forth in the Voting Agreements.

(c) Except as set forth in this Item 5, to the best knowledge of the Parent, none of the persons named in Item 2 hereof or Schedule I hereto has effected any transaction during the past 60 days in any shares of the Company’s Common Stock.

(d) Parent does not know of any other person (except the Principal Stockholders) who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Parent.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The description of the Merger Agreement contained in Item 3 of this Schedule 13D and the description of the Voting Agreements contained in Item 4 in this Schedule 13D are incorporated herein by reference thereto. Such descriptions are qualified in their entirety by reference to such agreements.

Item 7.	Material to Be Filed as Exhibits

99.1         Agreement and Plan of Merger, dated as of April 27, 2004, by and among Purchaser, Merger Sub and the Company (incorporated by reference to Exhibit 2.1 to the current report filed with the SEC on Form 8-K by the Company on April 28, 2004).

99.2         Form of Voting Agreements by and among Parent, Merger Sub and certain stockholders of the Company, named on Annex A thereto (incorporated by reference to Exhibit 2.2 to the current report filed with the SEC on Form 8-K by the Company on April 28, 2004).

99.3 Press Release, dated April 28, 2004 (incorporated by reference to Exhibit 99.1 to the current report filed with the SEC on Form 8-K by the Company on April 28, 2004).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 6, 2004
Date
UTI CORPORATION
/s/ Stewart Fisher
Signature
Stewart Fisher Chief Financial Officer and Executive Vice President
Name/Title

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS

OF PARENT

Directors and Executive Officers of Parent. The name, position with Parent, present principal occupation and business address of each director and executive officer of Parent are set forth below. Unless otherwise noted below, each person is a citizen of the United States.

Name and Position	Present Principal Occupation and Business Address
Ron Sparks President, Chief Executive Officer and Director	President and Chief Executive Officer of UTI Corporation UTI Corporation 200 West 7th Avenue Collegeville, Pennsylvania 19426

Bruce L. Rogers Chairman of the Board, Vice President and Assistant Secretary	Co-Founder and Managing Director of KRG Capital Partners, L.L.C. KRG Capital Partners, L.L.C. 1515 Arapahoe Street Tower One, Suite 1500 Denver, Colorado 80202

Stewart Fisher Chief Financial Officer, Executive Vice President, Treasurer and Secretary	Chief Financial Officer of UTI Corporation UTI Corporation 200 West 7th Avenue Collegeville, Pennsylvania 19426

Gary Curtis Executive Vice President, Sales and Marketing	Executive Vice President, Sales and Marketing of UTI Corporation UTI Corporation 200 West 7th Avenue Collegeville, Pennsylvania 19426

Jeffrey M. Farina Vice President, Engineering	Vice President, Engineering of UTI Corporation UTI Corporation 200 West 7th Avenue Collegeville, Pennsylvania 19426

Thomas F. Lemker Vice President of Finance, Assistant Secretary and Assistant Treasurer	Vice President, Finance of UTI Corporation UTI Corporation 200 West 7th Avenue Collegeville, Pennsylvania 19426

Steven D. Neumann Vice President, Assistant Secretary and Director	Principal of KRG Capital Partners, L.L.C. KRG Capital Partners, L.L.C. 1515 Arapahoe Street Tower One, Suite 1500 Denver, CO 80202

William Landman Director	Principal and Chief Investment Officer of CMS Companies CMS Companies 1926 Arch Street Philadelphia, PA 19103

H. Stephen Cookston Director	Chief Executive Officer of Hemaedics, Inc. Hemaedics, Inc. 3411 Mandeville Canyon Road Brentwood, CA 90049

Charles A. Hamilton Director	Managing Director of KRG Capital Partners, L.L.C. KRG Capital Partners, L.L.C. 60 Seminary Cove Mill Valley, CA 94941

Christopher J. Lane Director	Managing Director of KRG Capital Partners, L.L.C. KRG Capital Partners, L.L.C. 11827 Oakland Hills Drive Las Vegas, NV 89141

Douglas M. Ladden Director	Managing Director of CSFB Private Equity, Inc. CSFB Private Equity, Inc. Eleven Madison Avenue, 16th Floor New York, NY 10010

David B. Pinkerton Director	Managing Director of AIG Global Investment Group AIG Global Investment Group 599 Lexington Avenue, 25th Floor New York, NY 10022

Eric M. Pollock Director	Partner of Miner Street Partners LLC Miner Street Partners LLC 3033 E. First Avenue, #815 Denver, CO 80206

T. Quinn Spitzer, Jr. Director	Partner of McHugh Consulting, Inc. McHugh Consulting, Inc. 2490 Pennington Road, Suite #4 Pennington, NJ 08534

Ownership of Shares by Directors and Executive Officers: None.

EXHIBIT INDEX

99.1         Agreement and Plan of Merger, dated as of April 27, 2004, by and among Purchaser, Merger Sub and the Company (incorporated by reference to Exhibit 2.1 to the current report filed with the SEC on Form 8-K by the Company on April 28, 2004).

99.2         Form of Voting Agreements by and among Parent, Merger Sub and certain stockholders of the Company, named on Annex A thereto (incorporated by reference to Exhibit 2.2 to the current report filed with the SEC on Form 8-K by the Company on April 28, 2004).

99.3         Press Release, dated April 28, 2004 (incorporated by reference to Exhibit 99.1 to the current report filed with the SEC on Form 8-K by the Company on April 28, 2004).